Exhibit 8.1

                                 April 20, 2000

To the Addressees Indicated on Schedule A hereto



         Re:      Ford Credit Auto Owner Trust 2000-B Asset Backed Notes



Ladies and Gentlemen:



                  You have requested our opinion as to certain federal income tax consequences in connection with the issuance of the Class A-1 6.59% Asset Backed Notes (the "Class A-1 Notes"), the Class A-2 6.82% Asset Backed Notes (the "Class A-2 Notes"), the Class A-3 6.97% Asset Backed Notes (the "Class A-3 Notes"), the Class A-4 7.03% Asset Backed Notes (the "Class A-4 Notes"), the Class A-5 7.07% Asset Backed Notes (the "Class A-5 Notes" and, together with the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes, the "Class A Notes"), the Class B 7.32% Asset Backed Notes (the "Class B Notes" and, together with the Class A Notes, the "Offered Notes"), the Class C 7.70% Asset Backed Certificates (the "Class C Certificates") and the Class D 9.00% Asset Backed Certificates (the "Class D Certificates" and, together with the Class C Certificates, the "Certificates") by Ford Credit Auto Owner Trust 2000-B (the "Trust") pursuant to the terms of, (a) with respect to the Offered Notes, an Indenture dated as of April 1, 2000 (the "Indenture") between the Trust and The Chase Manhattan Bank, as Indenture Trustee (the "Indenture Trustee"), and (b) with respect to the Certificates, an Amended and Restated Trust Agreement dated as of April 1, 2000 (the "Trust Agreement") between Ford Credit Auto Receivables Two L.P. (the "Seller"), The Bank of New York, as Owner Trustee (the "Owner Trustee") and The Bank of New York (Delaware), as Delaware Trustee (the "Delaware Trustee"). The Offered Notes will be sold to the underwriters (the "Underwriters") who are named in Schedule I pursuant to an underwriting agreement (the "Underwriting Agreement") between the Seller and Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), as representative of the several Underwriters. The Class C Certificates will be sold to Credit Suisse First Boston pursuant to the Underwriting Agreement. The Class D Certificates will initially be retained by the Seller. In addition, the Trust will issue a Variable Pay Term Note (1) on the Closing Date in the principal amount of $448,620,000 (the "Initial VPTN") and may issue additional Variable Pay Term Notes on the Targeted Scheduled Distribution Date for each Subclass of Class A Notes in a principal amount generally equal to (and not in excess of) the amount required to pay such Subclass of Class A Notes in full (collectively, with the Initial VPTN, the "VPTNs" and, together with the Offered Notes, the "Notes"). The interest rate on each VPTN will not exceed one month LIBOR plus 1.50%. The VPTNs will be privately placed with eligible purchasers.

                  The rights of the holders of the Class A Notes (the "Class A Noteholders") and the holders of the VPTNs (the "VPTN Holders") will be senior to the rights of the holders of the Class B Notes (the "Class B Noteholders" and, together with the Class A Noteholders, the "Offered Noteholders"). The rights of the Noteholders will be senior to the rights of the holders of the Certificates (the "Certificateholders"). The rights of the holders of the Class C Certificates (the "Class C Certificateholders") will be senior to the rights of the holders of the Class D Certificates (the "Class D Certificateholders"). Each payment period, the Seller will be entitled to receive any remaining portion of funds on deposit in the Collection Account after (i) the Total
Required Payment has been made, (ii) any Swap Payment or Swap Termination Payment has been made, (iii) the Reserve Account's balance has been restored, if necessary, to the Specified Reserve Balance and (iv) the Regular Principal Distribution Amount has been deposited into the Principal Distribution Account. The Seller will at all times hold the right to receive all such excess amounts.

                  You have asked us whether, for federal income tax purposes, the Class A Notes and the Class B Notes will be characterized as debt and whether the Trust will be classified as an association (or publicly traded partnership) taxable as a corporation. In rendering our opinion, we have examined and relied upon (i) the registration statements for the Offered Notes and the Class C Certificates on Form S-3, consisting of Registration No. 333-82895, filed with the SEC on July 15, 1999, Amendment No.1 thereto filed with the SEC on September 3, 1999, Post-Effective Amendment No. 1 thereto filed with the SEC on January 18, 2000 and Post-Effective Amendment No. 2 thereto filed with the SEC on April 11, 2000 (such registration statements, as so amended, together with any information included in the Prospectus referred to below, being herinafter referred to as the "Registration Statement"), including the prospectus dated April 11, 2000 as supplemented by the prospectus supplement dated April 13, 2000 included therein (the "Prospectus"), (ii) the Indenture,
(iii) the Trust Agreement, (iv) the Sale and Servicing Agreement, (v) a certificate executed by an officer of the Seller dated the date hereof regarding the Seller's projections of the losses that the Trust will incur in respect of the Receivables (the "Loss Assumption Certificate"), and (vi) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below, and we have assumed that the parties to such documents will comply with the terms thereof, that such documents are not amended and that such documents are enforceable in accordance with their respective terms. In connection therewith, we note that you will receive an opinion from this firm regarding such enforceability.

                  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon statements, representations, and certifications of officers and other representatives of the Seller, the Servicer, the Underwriters, and others including certain calculations performed by Credit Suisse First Boston. In addition, our opinion is premised on the accuracy of the facts set forth in the Prospectus and the facts set forth in the representations referred to in the Prospectus.

                  In rendering our opinion, we have also considered and relied upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings, judicial decisions, Treasury Regulations, and such other authorities as we have deemed appropriate. The statutory provisions, Treasury Regulations, interpretations, and other authorities upon which our opinion is based are subject to change, and such changes could apply retroactively. In addition, there can be no assurance that positions contrary to those stated in our opinion will not be taken by the Internal Revenue Service.

I.       Federal Income Tax Characterization of the Notes.



     Whether the Class A Notes and the Class B Notes are debt or equity interests in the Trust Property is determined both by the terms of the Offered Notes and by whether the "substantial incidents of ownership" of the Trust Property have been transferred to the Noteholders. See, Watts Copy Systems, Inc. v. Commissioner, 67 TCM 2480, 2483 (1994); Coulter Electronics, Inc. v. Commissioner, 59 TCM 350 (1990), aff'd, 943 F.2d 1318 (11th Cir. 1991); United
Surgical Steel Co. v. Commissioner, 54 T.C. 1215 (1970), acq., 1971-2 C.B. 3; Town & Country Food Co. v. Commissioner, 51 T.C. 1049 (1969), acq., 1969-2 C.B. xxv; GCM 39567 (June 10, 1986); and GCM 39584 (December 3, 1986). Thus, the most important considerations are: (i) whether the Noteholders bear the burdens of ownership of the Trust Property, (ii) whether the Noteholders have any of the benefits of ownership of the Trust Property, and (iii) whether the terms of the Offered Notes have features which are more characteristic of debt than of equity. As discussed below, the Class A Noteholders do not obtain, and the Class B Noteholders should not be viewed as obtaining, the benefits and burdens of ownership of the Trust Property.



A.       The Benefits and Burdens of the Trust Property are Retained by the
         Seller.



1. Burdens of Ownership. The principal burden of ownership with respect to the Trust Property is the risk of loss arising from shortfalls in the payments on the Receivables. As described below, the transaction pursuant to which the Offered Notes are issued has been structured so that the risk of loss is borne by the Seller and the holders of the Certificates.

         The total face amount of Offered Notes, the Initial VPTN and Certificates issued by the Trust is equal to approximately 96.63% of the initial aggregate principal amount of the Receivables. However, because many of the Receivables bear interest at a rate less than the weighted average of the interest rates on the Notes and Certificates, a portion of the initial Pool Balance has been set aside to be treated as if it were interest rather than principal. If this portion is subtracted from the initial Pool Balance, the principal amount of the Class A Notes, Class B Notes and the Initial VPTN is equal to approximately 98% of the remainder ( the "Adjusted Pool Balance"), leaving an amount equal to approximately 2% of the Adjusted Pool Balance. This amount, plus the amount represented by the Class C Certificates (2% of the Adjusted Pool Balance), the Reserve Account (0.53%) and the net present value of the Spread (as defined below) at a discount rate of 12% (approximately equal to 1.9% of the Adjusted Pool Balance) results in equity stated as a percentage of the initial Pool Balance of 7.61% or equity (stated as a percentage of the Adjusted Pool Balance) of 6.43%, or approximately 6.18% of the total cash flow, including the interest used to pay the Class D Certificates and the anticipated Spread. Further, the Class B Notes will be supported by the Certificates having a face amount equal to 3.79% of the initial Pool Balance (or 4% of the Adjusted Pool Balance), the principal of which will not be paid until the Notes are paid in full. Finally, the Notes (and the Certificates) will also be supported by the Reserve Account, which may be drawn upon to make required payments of principal and interest to Noteholders, and which will initially be funded by a portion of the proceeds of the sale of the Offered Notes, the Initial VPTN and Certificates in the amount of $11,500,087.59 or 0.5% of the initial Pool Balance. Thus, the initial total credit enhancement supporting the Class A Notes and Initial VPTN is equal to 7.61% of the initial Pool Balance (or 10.43% of the Adjusted Pool Balance), and the initial total credit enhancement supporting the Class B Notes is equal to 3.79% of the initial Pool Balance (or 4% of the Adjusted Pool Balance). In addition, the Notes will have the benefit, on each payment date, of the "spread" as is further discussed below.

         On each Distribution Date, any shortfalls in amounts available to make required payments of principal and interest to Noteholders will first be absorbed by the portion of the monthly payments from the Receivables which are attributable to the "spread" between the income from the Receivables (less certain Trust expenses) and the weighted average rate on the Notes and the Certificates (the "Spread"). The rights of the Class B Noteholders will be subordinate to the rights of the Class A Noteholders and the VPTN Holders. Any amounts remaining in the Collection Account after giving effect to the payment of the Total Required Payment, payment of any Swap Payment or Swap Termination Payment and depositing amounts in the Reserve Account to the extent necessary to replenish it to the Specified Reserve Balance are to be deposited in the Principal Distribution Account on each Distribution Date to the extent of the Regular Principal Distribution Amount. (2)

         Based on calculations provided by Credit Suisse First Boston (calculated using historic loss and prepayment levels) the excess of the Pool Balance over the outstanding amount of the Class A Notes at the end of one year will have increased to 13.154% of the then Pool Balance and at the end of two years will have increased to approximately 27.807% of the then Pool Balance, while the overcollateralization supporting the Class B Notes (i.e., the excess of the Pool Balance over the outstanding amount of the Class A Notes and the Class B Notes) at the end of one year will have increased to 7.267% of the then Pool Balance and at the end of two years such overcollateralization will have increased to approximately 15.684% of the then Pool Balance.

         While the Indenture permits interest to be paid on the Certificates ahead of principal on the Class A Notes and VPTNs and the Class B Notes in some circumstances, such right will be curtailed in any period in which the aggregate outstanding principal balance of the Class A Notes and VPTNs is greater than the current Pool Balance.

         Based on the amounts of credit support and overcollateralization described above, the Class A Notes will be given a rating in the highest long-term rating category and the Class B Notes will be given a rating of "A" or their respective equivalents from at least two nationally recognized rating agencies. These investment grade ratings indicate a very high likelihood that all interest and principal will be timely paid with respect to the Offered Notes and that the Noteholders do not bear any significant risk of loss associated with ownership of the Trust Property (although, obviously the risk of loss with respect to the Class B Notes is greater than the risk associated with the Class A Notes).

2. Benefits of Ownership. The primary benefits of ownership of the Trust Property are the payments due from Obligors with respect to the Receivables. If market interest rates for comparable receivables decrease in relation to the yield on the Receivables, the Receivables will increase in value. The Indenture, the Trust Agreement and the Sale and Servicing Agreement together provide that the rate of return to the Offered Noteholders is, for each of the Classes of the Offered Notes, a fixed rate set at the time of the pricing of the Offered Notes and the Seller receives the remaining proceeds from the Receivables (after payment of fixed costs including interest on the Certificates). Thus the economic return to a Offered Noteholder is the result not of any change in the value of the Receivables but rather reflects the rate of interest payable on a fixed rate debt instrument.

                  As described above, the Seller retains an ownership interest in the Trust Property in the form of the right to receive, on a periodic basis, amounts not used to make payments on the Offered Notes or Certificates and, upon payment in full of the Offered Notes and Certificates, any Receivables remaining in the Trust. According to projections provided by Credit Suisse First Boston, the net present value of such amount will equal 1.9% of the initial Adjusted Pool Balance (discounted at a rate of 12%). (3)

3. Default Rights. In the event that the Trust defaults in the payment of any interest (other than a default in the payment of interest on the Class B Notes prior to the time that all of the Class A Notes and VPTNs have been paid in full) and such default is not remedied within five days, or the Trust defaults in the payment of the full amount of the principal or any installment of the principal of any Note when the same becomes due and payable, an Event of Default will occur and either the Indenture Trustee or the holders of Notes representing not less than a majority of the outstanding amount of the Controlling Note Class may declare all of the Notes, including interest accrued and unpaid, to be immediately due and payable (however, if an Event of Default occurs, the Class B Noteholders will not have any right to direct or to consent to any actions by the Indenture Trustee until the Class A Notes and VPTNs have been paid in full). Upon such a declaration, the Indenture Trustee could sell the Trust Property and the proceeds therefrom would be applied to pay the Noteholders to the extent of the outstanding amount and any accrued and unpaid interest, before making any payments to Certificateholders.

B.       Other Factors.

                   A number of other factors support the conclusion that the Class A Notes are, in substance, debt and that the Class B Notes should also be considered debt. The Offered Notes are denominated as indebtedness and the Seller and the Noteholders, by their purchase of the Offered Notes, will agree to treat the Offered Notes for federal, state and local income and franchise tax purposes as indebtedness of the Trust. The terms of the Receivables differ materially from the terms of the Offered Notes with regard to their respective interest rates. Moreover, Credit Suisse First Boston has informed us that the Receivables will have a weighted average life of 2.1 years (based on the assumptions set forth in the Prospectus under the caption "STRUCTURAL SUMMARY-composition of the Receivables"). On the other hand, the Class A Notes have expected lives (based on expected bullet maturity dates) of .49 years for the Class A-1 Notes, .99 years for the Class A-2 Notes, 1.49 years for the Class A-3 Notes, 1.99 years for the Class A-4 Notes, 2.49 years for the Class A-5 Notes and the Class B Notes have an expected life (based on the pricing prepayment assumption and the other assumptions) of 2.99 years. The Trust will retain control and possession of the Receivables. The Servicer is responsible for servicing, collection and administration of the Receivables and will bear all costs and expenses incurred in connection with such activities, although an amount to compensate the Servicer for collection activity is permitted by the Sale and Servicing Agreement to be periodically withdrawn by the Servicer from the assets otherwise held by the Trust for the benefit of the Noteholders. The Indenture Trustee, on behalf of the Noteholders, has the right to inspect the documentation with respect to the Receivables that the Servicer will maintain on behalf of the Trust, a right which is common in loan transactions. The foregoing additional factors support the conclusion that the transaction described in the Indenture, the Trust Agreement and the Sale and Servicing Agreement with respect to the Offered Notes constitutes an issuance of debt. Moreover, the substance of the transaction is consistent with the characterization of the Offered Notes as debt.

                  Based on and subject to the foregoing, although there are no authorities involving closely comparable situations, in our opinion the Class A Notes will be treated as indebtedness for federal income tax purposes.

                  The Class B Notes are subordinate to the Class A Notes and VPTNs, and are supported, as described above, by less credit enhancement than the Class A Notes and VPTNs. In addition, the rights of holders of Class B Notes as creditors are limited while the Class A Notes and VPTNs are outstanding. For these reasons, the Class B Notes could be viewed as bearing certain burdens of ownership of the Receivables. However, despite the foregoing factors, the Class B Notes are rated "A" or its equivalent by at least two nationally recognized rating agencies evidencing a high degree of certainty that they will be repaid (and thus do not bear any expected risk of losses with respect to the Receivables). In addition, the Class B Notes do not receive any benefits of ownership of the Receivables. Accordingly, while the issue is not free from doubt, in our opinion the Class B Notes should be characterized as indebtedness for federal income tax purposes.

II.      Federal Income Tax Characterization of the Trust.

                  The Certificates are denominated as equity interests in the Trust, and the Seller and the Certificateholders, in purchasing the Certificates, agree to treat the Trust as a partnership for federal income tax purposes, with the partners being the Seller and the Certificateholders. The Seller will at all times possess the right to receive all of the Trust Property not used to pay the Notes and Certificates and amounts due under the Interest Rate Swap Agreement.

                  Although, in some respects, the Trust is similar to trusts established to hold collateral pledged as security in connection with lending transactions, because the Trust will issue and distribute the Class C Certificates to third parties, and no opinion of counsel is sought that such Certificates are debt, the Trust must be viewed as an entity whose characterization will be determined under Sections 7701 or 7704 and applicable Treasury Regulations promulgated thereunder. (4)

                  Section 7704 of the Code provides that, subject to certain exceptions, a partnership the interests in which are (i) traded on an established securities market or (ii) readily tradable on a secondary market (or the substantial equivalent thereof) will be treated as a corporation for federal income tax purposes. Section 7704(c), however, excepts certain publicly traded partnerships ("PTPs") from treatment as a corporation for tax purposes if they have sufficient passive-type income. Specifically, Section 7704(c) provides that a PTP shall not be treated as a corporation for tax purposes if 90 percent or more of its gross income consists of "qualifying income." Qualifying income is defined by Section 7704(d) to include interest and any gain from the sale or disposition of a capital asset. The Trust's sole source of income will derive from interest paid with regard to and gain resulting from the disposition of the Receivables.

                  We note that Section 7704(d)(2) disqualifies from the category of otherwise "qualifying income" interest that is derived in the conduct of a "financial or insurance business." In our view, because the Indenture Trustee, Owner Trustee and Servicer cannot manage the assets of the Trust in any ordinary sense, and in particular, cannot sell the Receivables (except in the event of an Event of Default or dissolution of the Trust) and cannot acquire additional assets, the Trust should not be found to be carrying on a financial business. However, the Service has not provided guidance as to what constitutes a financial or insurance business and accordingly our conclusion is based on our interpretation of the statutory language of Section 7704 and not on authorities construing the statute. Accordingly, we believe that since the Trust should not be found to be engaged in a financial business the interest received on the Receivables will constitute qualifying income.

                  Accordingly, the Trust would qualify for the Section 7704(c) exception to the PTP rules and would not be taxable as a corporation thereunder, assuming that it otherwise would qualify as a partnership for federal income tax purposes.

                  "Eligible entities" (i.e.,entities not explicitly classified as a corporation under Treas. Reg. ss.301.7701-2(b)) with at least two members are, by default, treated as partnerships for federal income taxation purposes. Treas. Reg.ss. 301.7701-3(b). The Trust, which is a business trust formed under the laws of the State of Delaware pursuant to the Trust Agreement, may not be treated as a trust for federal income taxes because it may not be "simply an arrangement to protect or conserve [the Trust Property] for beneficiaries". Treas Reg.ss. 301.7701-4(b). Therefore, because the Trust is not included in the list of corporate entities described in Treas. Reg.ss. 301.7701-2(b), it will be treated as a partnership for federal income tax purposes under Treas. Reg.ss. 301.7701-3(b), if it (i) is not a trust for federal income tax purposes and (ii) is treated as having multiple owners. In such a case, in our opinion the Trust will not be classified as an association or a PTP taxable as a corporation for federal income tax purposes.




III.     Federal Tax Matters in Prospectus

                  Based on and subject to the foregoing, it is our opinion that, under present law, the discussions presented under the captions "SUMMARY -- Tax Status", "TAX MATTERS" and "FEDERAL INCOME TAX MATTERS" in the Prospectus, although general in nature, to the extent that they address matters of federal income tax law or legal conclusions with respect thereto, are correct in all material respects.

                                        *          *          *



                  We express no opinion with respect to the matters addressed in this opinion other than as set forth above, and this opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without prior written consent in each instance. We hereby consent to the filing of this opinion as an exhibit to material filed in accordance with the Securities
Exchange Act of 1934, as amended, to be incorporated by reference in the Registration Statement. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

                                    Very truly yours,



                  /s/ Skadden, Arps, Slate, Meagher & Flom LLP


--------

 (1) Terms not otherwise defined herein have the meanings assigned to them in the Indenture (as defined above).

 (2) The Regular Principal Distribution Amount will equal, with respect to any Distribution Date, an amount not less than zero equal to the difference between (i) the excess, if any, of (a) the sum of the aggregate outstanding principal amount of all the Notes and the Aggregate Certificate Balance of all of the Certificates as of the preceding Distribution Date (after giving effect to any principal payments made on the Securities and issuance of any additional VPTNs on such preceding Distribution Date) or the Closing Date, as the case may be, less the amount on deposit in the Accumulation Account (exclusive of investment earnings) after giving effect to all principal payments on the Securities on such preceding Distribution Date over (b) the difference between (x) the Pool Balance at the end of the Collection Period preceding such Distribution Date minus (y) the sum of the Specified Over-collateralization Amount with respect to such Distribution Date and the Yield Supplement Overcollateralization Amount with respect to such Distribution Date, minus (ii) the sum of the First Priority Principal Distribution Amount, if any, and the Second Priority Principal Distribution Amount, if any, each with respect to such Distribution Date. The "Yield Supplement Overcollateralization Amount" for each Receivable for each Collection Period is the excess, if any, of the present value of the scheduled payments due on such Receivable for each future Collection Period discounted at the APR of the Receivable over the present value of such scheduled payments discounted at 10.0%, assuming that future scheduled payments on the Receivables are made on their scheduled due dates without any delays, defaults or prepayments. Based on this formula, amounts otherwise distributable to the Seller will be applied generally to establish and maintain a "cushion" of at least 1% (including the Reserve Account) of the Pool Balance in addition to the credit enhancement of (i) with respect to the Class A Notes, 7.11% of the initial Pool Balance (provided by the Class B Notes and the Certificates), and
(ii) with respect to the Class B Notes, 3.79% of the initial Pool Balance (provided by the Certificates).

(3) A substantial portion of the Receivables bear rates of interest below the
sum of  the  highest  note  interest rate  and  the Servicing Fee   ("Subvened
Receivables"). Accordingly, for purposes of this opinion, a significant portion of the 'spread' that would otherwise contribute to the 'cushion' supporting the Notes and the Certificates has been reallocated to provide for payments due with respect to the Notes that could not otherwise be made because of shortfalls in Trust cash flow caused by the Subvened Receivables. It is important to note, however, that Credit Suisse First Boston's determination of the net present value of the 'spread' does not take into account losses that the Trust will incur in respect of the Receivables. Accordingly, we recognize that the net present value of the remaining spread will, in reality, be less than 1.9% of the initial Pool Balance.

(4) Unless otherwise indicated, all "Section" references hereinafter shall be to the Code.

                                                                Schedule A



Ford Credit Auto Receivables Two L.P.
One American Road
Dearborn, Michigan  48121


The Bank of New York,
  as Owner Trustee
Ford Credit Auto Owner Trust 2000-B
101 Barclay Street, Floor 12 East
New York, New York 10286


The Chase Manhattan Bank,
  as Indenture Trustee
Corporate Trust Administration
450 West 33rd Street, 15th floor
New York, New York 10001-2697


Credit Suisse First Boston Corporation
  On behalf of itself and
  as Representative of the several Underwriters
c/o Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, New York  10010-3629

FCAR Owner Trust
c/o Bank of New York (Delaware),
as Owner Trustee
502 White Clay Center
Newark, Delaware 19711


Standard & Poor's Ratings Services
55 Water Street
New York, New York 10041

Moody's Investors Service, Inc.
99 Church Street
New York, New York  10007

Fitch IBCA, Inc.
One State Street Plaza
New York, New York  10004